5111

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 192345

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of director Peter Jarvis
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest Director	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Director
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) Director	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Acquisition of Shares (EXERCISE OF SAYE OPTIONS)

7. Number of shares/amount of stock acquired 5,412	8. Percentage of issued class not significant	9. Number of shares/amount of stock disposed --	10. Percentage of issued class --
11. Class of security ordinary shares	12. Price per share 1.79p	13. Date of transaction 01 May 2002	14. Date company informed 13 May 2002

15. Total holding following this notification 25,525 shares of 10p each	16. Total percentage holding of issued class following this notification not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant n/a	18. Period during which or date on which exercisable n/a
19. Total amount paid (if any) for grant of the option n/a	20. Description of shares or debentures involved: class, number n/a
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a	22. Total number od shares or debentures over which options held following this notification n/a
23. Any additional information n/a	24. Name of contact and telephone number for queries Charles Cormick 020 7706 1111

25. Name and signature of authorised company official responsible for making this notification Charles Cormick [signature] Date of notification 13 May 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 13 May 2002

By: ______________________________

Name: C B A Cormick

Title: Company Secretary